UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

STRATEGIKA, Inc. (Name of Issuer)
Common Stock, par value $0.001 per share (Title of Class of Securities)
86278T100 (CUSIP Number)
WENJUN JIAO, CHIEF FINANCIAL OFFICER 2221 Rosecrans Ave., Suite 122 El Segundo, CA 90245 (310) 643-6609 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 09, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 86278T100

1.	Names of Reporting Persons. Jinyuan Li I.R.S. Identification No. N/A

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO Securities acquired in stock-for-stock exchange.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Peoples’ Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,835,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 65,835,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,835,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 92%

14.	Type of Reporting Person IN

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Item 1. Security and Issuer

         This statement relates to the common stock, par value $0.001 (the “Common Stock”) of Strategika, Inc. (the “Company”). The Company’s principal executive offices are located at 917 134TH STREET, SW, SUITE A-8, EVERETT, WASHINGTON, 98204.

Item 2. Identity and Background.

(a)	Name: This statement is filed by Jinyuan Li (the “Reporting Person”);

(b)	Residence or business address: The address of the Reporting Person is 2221 Rosencrans Ave., Suite 122, El Segundo, CA 90245;

(c)	Present Principal Occupation or Employment: The Reporting Person is the President and Chief Executive Officer of the Company;

(d)	Criminal Conviction: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)

Court or Administrative Proceedings:  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)	Citizenship: The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration:

         The shares of Common Stock were acquired in the exchange for the Reporting Person’s stock in Tianshi International Holdings Group Limited (“Tianshi”) pursuant to the Agreement and Plan of Reorganization between Tianshi and the Company and certain other stockholders of Tianshi. Each share of Tianshi’s common stock held by the Reporting Person was exchanged for one hundred (100) shares of the Company’s Common Stock.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The purpose of the acquisition of the shares of Common Stock reported herein by the Reporting Person was for investment and to effect the exchange transaction between Tianshi and the Company.
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
The Reporting Person has no present plans or proposals that relate to this.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
The Reporting Person has no present plans or proposals that relate to this.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
The Reporting Person has no present plans or proposals that relate to this.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
The Reporting Person has no present plans or proposals that relate to this
(e) Any material change in the present capitalization or dividend policy of the issuer;
The Reporting Person has no present plans or proposals that relate to this.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

The Reporting Person has no present plans or proposals that relate to this.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
The Reporting Person has no present plans or proposals that relate to this.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

The Reporting Person has no present plans or proposals that relate to this.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
The Reporting Person has no present plans or proposals that relate to this.
(j) Any action similar to any of those enumerated above.
The Reporting Person has no present plans or proposals that relate to this.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Person is the beneficial owner of an aggregate of 65,835,000 shares of Common Stock of the Company and has sole voting and investment power with respect thereto. Based upon information obtained, the Company had 71,998,302 shares of Common Stock outstanding as of September 9, 2003. Based on that reported number of shares outstanding, the Reporting Person has beneficial ownership of approximately 92% of the outstanding shares of Common Stock.

(b)	The Reporting person has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 65,835,000 shares of Common Stock.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as directed above, to the best of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise).

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Item 7. Material to be Filed as Exhibits.

         The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2003
Strategika, Inc.
By:	/s/ Jinyuan LI Jinyuan LI
Title:	President, Chief Executive Officer and Director

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